Exhibit 99.1

COSCIENS Biopharma Inc. Announces Successful Phase 1 Results Supporting Initiation of Phase 2a Clinical Efficacy Trial with Avenanthramides as a Potential Anti-Inflammatory Product

●	No significant clinical adverse event observed in Phase 1clinical study
●	Pharmacokinetic profile established and range of doses selected for Phase 2a Clinical Efficacy Study
●	First patient expected to be treated in the Phase 2a Clinical Efficacy Study on March 14, 2025 at the Montreal Heart Institute

TORONTO, ONTARIO, March 13, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today announced Initiation of its Phase 2a clinical efficacy study of its flagship avenanthramides product being developed for potential applications in managing conditions related to inflammation.

Avenanthramides are di-phenolic compounds found exclusively in oats. They have garnered significant interest due to their suggested bioactivities, including potent antioxidant and anti-inflammatory effects both in vitro and in vivo.

The Company initiated a clinical trial (Phase 1-2a) in November 2023 referred to as the AvenActive study. That trial is a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of the Company’s avenanthramide product. A total of 72 healthy subjects have completed the Phase 1 portion of the AvenActive study which included 48 healthy subjects in a single ascending dose (SAD) arms and 24 healthy subjects in multiple ascending dose (MAD) arms. Subjects received doses ranging from 30 mg to 960 mg per group per day. No significant adverse events were reported during the Phase 1 portion of the AvenActive study.

Given the favorable safety profile of the Company’s avenanthramide product seen to date in the AvenActive study, the Data Safety and Monitoring Board recommended the Phase 2a portion of the AvenActive study be initiated with patients presenting evidence of mild to moderate inflammation. A total of 20 patients will be enrolled in the Phase 2a portion of the AvenActive Study which is designed to assess potential efficacy in two arms with patients receiving selected doses of 480 mg and 960 mg per day. Dr.Tardif’s team at the Montreal Heart Institute has already recruited the first patients and initial dosing is expected to occur on March 14, 2025.

Dr. Jean-Claude Tardif, principal investigator of the study and Director of the Research Center at the Montreal Heart Institute, stated, “The Phase 1 portion of the AvenActive study has been very encouraging, demonstrating an excellent safety profile with no significant adverse events to date. With these positive results, we are now enthusiastically advancing into Phase 2a to assess whether the Company’s avenanthramide product exhibit signs of activity in subjects with low-grade inflammation. The findings from this next phase could provide critical insights into the potential role of avenanthramides in reducing vascular inflammation and improving cardiovascular health.”

Published data suggests that polyphenols like avenanthramides may influence signal transduction pathways and exhibit anti-inflammatory effects. They modulate pro-inflammatory gene expression, including key cytokines and enzymes. The AvenActive study will assess inflammatory biomarkers in blood, focusing on cytokines, chemokines, and high-sensitivity C-reactive protein.

“COSCIENS Biopharma is advancing this groundbreaking research with a natural product with the highest scientific rigor. The successful completion of Phase 1 clinical study represents a critical milestone for this biopharmaceutical development program. With Phase 2a now launched, we believe we are strategically positioned to seek potential out-licensing opportunities and future commercialization with a major pharmaceutical partner. Given its significant therapeutic and market potential, we believe our avenanthramide product could become a transformative product for COSCIENS which aspires to become a global leader in natural-based products for health and wellness,” concluded Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS Biopharma.

About the Montreal Heart Institute

Founded in 1954 by Dr. Paul David, the Montreal Heart Institute constantly aims for the highest standards of excellence in the cardiovascular field through its leadership in clinical and basic research, ultra-specialized care, professional training, and prevention. It houses the largest cardiology research center in Canada, the largest cardiovascular prevention center in the country, and the largest cardiovascular genetics center in Canada. The Institute is affiliated with the Université de Montréal and has more than 2000 employees, including 245 physicians and more than 85 researchers. For more information, please visit https://www.icm-mhi.org/en. The Montreal Health Innovations Coordinating Center (MHICC) is a leading full-service academic clinical research organization and an integral part of the Montreal Heart Institute (MHI). The MHICC possesses an established network of collaborators in over 4500 clinical sites in more than 35 countries. It has specific expertise in precision medicine, low-cost high-quality clinical trials, and drug repurposing (https:/www.mhicc.org).

About COSCIENS Biopharma Inc.

COSCIENS is a life science company resulting from the merger of Aeterna Zentaris and Ceapro Inc. COSCIENS develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. We are focused on leveraging our proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding our plans related to the potential to develop, out-license and/or commercialize our avenanthramide product, the potential outcome of the AvenActive study and the ability of our avenanthramide product could become a transformative product for COSCIENS, our plans to drive revenues from our products, our expectation we have the potential to become a global leader in natural-based products for health and wellness.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our avenanthramide product and other products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

+1 (780) 421-4555

E: ggagnon@cosciensbio.com

Investor Contact:

Jenene Thomas

JTC TeamT (US): +1 (908) 824-0775

E: csci@jtcir.com